Exhibit 99.207

Consent of Independent Registered Public Accounting Firm

The Board of Directors

The Valens Company Inc. (the “Entity”)

We, KPMG LLP, consent to the use of our report dated February 24, 2021, on the consolidated financial statements of the Entity, which comprise the consolidated statement of financial position as at November 30, 2020, the related consolidated statement of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the year then ended, and the related notes, which is included in the Registration Statement on Form 40-F dated November 17, 2021 of the Entity.

/s/ KPMG LLP

Chartered Professional Accountants

November 17, 2021

Vancouver, Canada